Exhibit 99.3

SharkNinja Reports First Quarter 2025 Results

Raises Fiscal Year 2025 Outlook on Key Metrics

NEEDHAM, Massachusetts, May 8, 2025 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the first quarter ended March 31, 2025.

Highlights for the First Quarter 2025 as compared to the First Quarter 2024

•Net sales increased 14.7% to $1,222.6 million.
•Gross margin and Adjusted Gross Margin decreased 10 and 60 basis points, respectively.
•Net income increased 7.5% to $117.8 million. Adjusted Net Income decreased 16.7% to $123.8 million
•Adjusted EBITDA decreased 13.1% to $200.4 million, or 16.4% of net sales.

Mark Barrocas, Chief Executive Officer, commented, “SharkNinja began 2025 with strong momentum, delivering nearly 15% top-line growth in a challenging market environment while demonstrating the remarkable adaptability and problem-solving capabilities that define our culture. Our three-pillar growth strategy continues to drive substantial market share gains across our expanding portfolio, as we innovate in new categories, grow share in existing segments, and advance our global footprint. While navigating an evolving tariff landscape, we've developed and begun implementing a comprehensive mitigation strategy through manufacturing efficiencies, strategic retail partnerships, and targeted operational optimizations. Furthermore, our proactive supplier diversification has positioned us with significant and improving supply chain flexibility. With strong profitability, robust demand for our 5-star products, and our team's relentless execution, we are confident in our ability to continue delivering sustainable growth and long-term value for our stakeholders.”

Three Months Ended March 31, 2025

Net sales increased 14.7% to $1,222.6 million, compared to $1,066.2 million during the same period last year, or 14.9% on a constant currency basis. The increase in net sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Cooking and Beverage Appliances, Cleaning Appliances and Beauty and Home Environment Appliances.

•Cleaning Appliances net sales increased by $19.5 million, or 4.6%, to $441.4 million, compared to $421.9 million in the prior year quarter, driven by the carpet extraction and cordless vacuums sub-categories.

•Cooking and Beverage Appliances net sales increased by $16.3 million, or 4.9%, to $345.9 million, compared to $329.6 million in the prior year quarter, driven by sales of our Ninja Luxe Café espresso machine and the strength of Ninja Crispi in the U.S.

•Food Preparation Appliances net sales increased by $92.4 million, or 45.0%, to $297.4 million, compared to $205.0 million in the prior year quarter, driven by strong sales of our frozen drinks sub-category, specifically our Slushi, and ice cream makers sub-category.

•Beauty and Home Environment Appliances net sales increased by $28.3 million, or 25.8%, to $137.9 million, compared to $109.6 million in the prior year quarter, primarily driven by continued strength of our FlexBreeze fans and air purifiers as well as the launch of our CryoGlow face masks.

Geographically, domestic net sales increased 15.1% and international net sales increased 13.7%. International sales growth includes the unfavorable impact of the transition of our Mexico business from a distributor to direct model, as well as the timing of Easter and key new product launches in the United Kingdom.

Gross profit increased 14.5% to $603.2 million, or 49.3% of net sales, compared to $526.6 million, or 49.4% of net sales, in the first quarter of 2024. Adjusted Gross Profit increased 13.2% to $613.4 million, or 50.2% of net sales, compared to $541.7 million, or 50.8% of net sales, in the first quarter of 2024. The decrease in gross margin and Adjusted Gross Margin of 10 and 60 basis points, respectively, was primarily driven by the impact of tariffs and the lapping of full price sell-in within EMEA of air fryers and other products, partially offset by cost optimization efforts and favorable mix.

Research and development expenses increased 25.9% to $87.6 million, or 7.2% of net sales, compared to $69.6 million, or 6.5% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $18.5 million driven by increased headcount to support new product categories and new market expansion. The overall increase was also driven by an increase of $1.5 million in prototypes and testing costs, partially offset by a decrease of $3.9 million in professional and consulting fees.

Sales and marketing expenses increased 28.5% to $275.7 million, or 22.5% of net sales, compared to $214.6 million, or 20.1% of net sales, in the prior year quarter. This increase was primarily attributable to increases of $20.1 million in personnel-related expenses to support new product launches and expansion into new markets, $19.0 million in delivery and distribution costs driven by higher volumes, particularly in our direct-to-consumer business, $9.8 million in advertising-related expenses, and $7.5 million in professional and consulting fees.

General and administrative expenses increased 8.5% to $94.9 million, or 7.7% of net sales, compared to $87.5 million, or 8.2% of net sales, in the prior year quarter. This increase was primarily driven by an increase of $7.8 million in technology costs, and an increase of $2.8 million in professional and consulting fees. These were partially offset by a decrease of $5.9 million in legal fees.

Operating income decreased 6.5% to $144.9 million, or 11.9% of net sales, compared to $154.9 million, or 14.5% of net sales, during the prior year quarter. Adjusted Operating Income decreased 14.4% to $173.0 million, or 14.2% of net sales, compared to $202.2 million, or 19.0% of net sales, in the first quarter of 2024.

Net income increased 7.5% to $117.8 million, or 9.6% of net sales, compared to $109.6 million, or 10.3% of net sales, in the prior year quarter. Net income per diluted share increased 6.4% to $0.83, compared to $0.78 in the prior year quarter.

Adjusted Net Income decreased 16.7% to $123.8 million, or 10.1% of net sales, compared to $148.6 million, or 13.9% of net sales, in the prior year quarter. Adjusted Net Income per diluted share decreased 17.9% to $0.87, compared to $1.06 in the prior year quarter.

Adjusted EBITDA decreased 13.1% to $200.4 million, or 16.4% of net sales, compared to $230.5 million, or 21.6% of net sales in the prior year quarter.

Balance Sheet and Cash Flow Highlights

As of March 31, 2025, the Company had cash and cash equivalents of $224.7 million and available capacity under its revolving credit facility of $489.0 million. Total debt, excluding unamortized deferred financing costs, was $769.5 million as of March 31, 2025.

Inventories as of March 31, 2025 increased 29.8% to $973.2 million, compared to $750.0 million as of March 31, 2024.

Fiscal 2025 Outlook

For fiscal year 2025, SharkNinja expects:

•Net sales to increase 11% to 13% (above the prior expectation of 10% to 12%).

•Adjusted Net Income per diluted share between $4.90 and $5.00, reflecting a 12% to 14% increase compared to the prior year (above the prior expectation of between $4.80 and $4.90, reflecting a 10% to 12% increase).

•Adjusted EBITDA between $1,090 million and $1,110 million, reflecting a 15% to 17% increase compared to the prior year (above the prior expectation of between $1,070 million and $1,090 million, reflecting a 13% to 15% increase).

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 142.5 million.

•Capital expenditures of $180 million to $200 million primarily to support investments in new product launches and technology.

Conference Call Details

A conference call to discuss the first quarter 2025 financial results is scheduled for today, May 8, 2025, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-833-470-1428 or 1-404-975-4839 and enter confirmation code 049819. The webcast will be archived and available for replay.

About SharkNinja

SharkNinja is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,600 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2025 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions, including the impacts of tariff programs, and the level of discretionary consumer spending;

•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with those described in our Annual Report on Form 20-F filed with the SEC under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings we make with the SEC. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
James Lamb, CFA
SVP, Investor Relations & Treasury
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Jane Carpenter
SVP, Chief Communications Officer
PR@sharkninja.com

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$224,696	$363,669
Accounts receivable, net	1,040,635	1,266,595
Inventories	973,198	899,989
Prepaid expenses and other current assets	157,521	114,008
Total current assets	2,396,050	2,644,261
Property and equipment, net	221,700	211,464
Operating lease right-of-use assets	143,479	146,257
Intangible assets, net	459,539	462,678
Goodwill	834,781	834,781
Deferred tax assets	58,628	43,093
Other assets, noncurrent	61,225	51,625
Total assets	$4,175,402	$4,394,159
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$462,495	$612,031
Accrued expenses and other current liabilities	641,667	841,529
Tax payable	70,487	36,548
Debt, current	39,344	39,344
Total current liabilities	1,213,993	1,529,452
Debt, noncurrent	726,303	736,139
Operating lease liabilities, noncurrent	143,339	145,377
Deferred tax liabilities	16,255	9,931
Other liabilities, noncurrent	37,279	37,288
Total liabilities	2,137,169	2,458,187
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 141,041,197 and 140,347,436 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively	14	14
Additional paid-in capital	1,008,739	1,038,213
Retained earnings	1,026,859	909,024
Accumulated other comprehensive income (loss)	2,621	(11,279)
Total shareholders’ equity	2,038,233	1,935,972
Total liabilities and shareholders’ equity	$4,175,402	$4,394,159

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended March 31,
	2025	2024
Net sales(1)	$1,222,638	$1,066,228
Cost of sales	619,412	539,611
Gross profit	603,226	526,617
Operating expenses:
Research and development	87,603	69,596
Sales and marketing	275,737	214,568
General and administrative	94,940	87,511
Total operating expenses	458,280	371,675
Operating income	144,946	154,942
Interest expense, net	(12,629)	(14,722)
Other income, net	13,216	3,248
Income before income taxes	145,533	143,468
Provision for income taxes	27,698	33,856
Net income	$117,835	$109,612
Net income per share, basic	$0.84	$0.79
Net income per share, diluted	$0.83	$0.78
Weighted-average number of shares used in computing net income per share, basic	140,622,029	139,448,556
Weighted-average number of shares used in computing net income per share, diluted	142,183,430	140,703,025

(1) Net sales in our product categories were as follows:

	Three Months Ended March 31,
($ in thousands)	2025	2024
Cleaning Appliances	$441,424	$421,920
Cooking and Beverage Appliances	345,937	329,642
Food Preparation Appliances	297,392	205,036
Beauty and Home Environment Appliances	137,885	109,630
Total net sales	$1,222,638	$1,066,228

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$117,835	$109,612
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	31,946	27,817
Share-based compensation	11,550	19,426
Provision for credit losses	3,178	3,004
Non-cash lease expense	4,993	4,524
Deferred income taxes, net	(9,211)	(10,014)
Other	870	508
Changes in operating assets and liabilities:
Accounts receivable	237,353	198,729
Inventories	(62,850)	(52,356)
Prepaid expenses and other assets	(62,900)	(25,233)
Accounts payable	(156,116)	(48,242)
Tax payable	33,939	24,097
Operating lease liabilities	(894)	(797)
Accrued expenses and other liabilities	(204,549)	(207,193)
Net cash (used in) provided by operating activities	(54,856)	43,882
Cash flows from investing activities:
Purchase of property and equipment	(32,661)	(23,572)
Purchase of intangible asset	(2,836)	(2,835)
Capitalized internal-use software development	(1,312)	(479)
Net cash used in investing activities	(36,809)	(26,886)
Cash flows from financing activities:
Repayment of debt	(10,125)	(5,063)
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(48,449)	(32,857)
Proceeds from shares issued under employee stock purchase plan	7,425	—
Net cash used in financing activities	(51,149)	(37,920)
Effect of exchange rates changes on cash	3,841	(1,243)
Net decrease in cash and cash equivalents	(138,973)	(22,167)
Cash and cash equivalents at beginning of period	363,669	154,061
Cash and cash equivalents at end of period	$224,696	$131,894

Non-GAAP Financial Measures

In addition to the measures presented in our condensed consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Effective Tax Rate. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations, as well as the cost of sales from (i) inventory markups that are being eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income because such reconciliations are not available without unreasonable efforts. This is due to the inherent difficulty in forecasting with reasonable certainty certain amounts that are necessary for such reconciliations, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income and Adjusted EBITDA. See “Forward-looking statements” above.

We define Adjusted Gross Profit as gross profit as adjusted to exclude (i) certain items that we do not consider indicative of our ongoing operating performance following the separation, including the cost of sales from the Product Procurement Adjustment and (ii) the impact of a voluntary product recall. We define Adjusted Gross Margin as Adjusted Gross Profit divided by net sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except %)	2025	2024
Net sales	$1,222,638	$1,066,228
Cost of sales	(619,412)	(539,611)
Gross profit	603,226	526,617
Gross margin %	49.3%	49.4%
Product Procurement Adjustment(1)	6,541	15,098
Product recall(2)	3,603	—
Adjusted Gross Profit	$613,370	$541,715
Net sales	$1,222,638	$1,066,228
Adjusted Gross Margin	50.2%	50.8%

(1)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(2)Adjusted for gross profit impact from a voluntary product recall that was recognized during the three months ended March 31, 2025.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs, (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, and (vi) the impact of a voluntary product recall.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended March 31,
($ in thousands)	2025	2024
Operating income	$144,946	$154,942
Share-based compensation(1)	11,550	19,426
Litigation costs(2)	827	6,491
Amortization of acquired intangible assets(3)	4,897	4,897
Transaction-related costs(4)	—	1,342
Product Procurement Adjustment(5)	6,541	15,098
Product recall(6)	4,287	—
Adjusted Operating Income	$173,048	$202,196

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended March 31, 2025 and 2024 was recorded to research and development expenses, and $4.0 million for the three months ended March 31, 2025 and 2024 was recorded to sales and marketing expenses.

(4)Represents certain costs incurred related to a secondary offering transaction.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income impact from a voluntary product recall that was recognized during the three months ended March 31, 2025.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, (vii) the impact of a voluntary product recall, and (viii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except share and per share amounts)	2025	2024
Net income	$117,835	$109,612
Share-based compensation(1)	11,550	19,426
Litigation costs(2)	827	6,491
Foreign currency (gains) losses, net(3)	(12,951)	2,167
Amortization of acquired intangible assets(4)	4,897	4,897
Transaction-related costs(5)	—	1,342
Product Procurement Adjustment(6)	6,541	15,098
Product recall(7)	4,287	—
Tax impact of adjusting items(8)	(9,210)	(10,476)
Adjusted Net Income	$123,776	$148,557
Net income per share, diluted	$0.83	$0.78
Adjusted Net Income Per Share	$0.87	$1.06
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share	142,183,430	140,703,025

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended March 31, 2025 and 2024 was recorded to research and development expenses, and $4.0 million for the three months ended March 31, 2025 and 2024 was recorded to sales and marketing expenses.

(5)Represents certain costs incurred related to a secondary offering transaction.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Adjusted for net income impact from a voluntary product recall that was recognized during the three months ended March 31, 2025.

(8)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22%, which approximates our effective tax rate, excluding certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs, (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, and (vi) the impact of a voluntary product recall. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except %)	2025	2024
Net income	$117,835	$109,612
Interest expense, net	12,629	14,722
Provision for income taxes	27,698	33,856
Depreciation and amortization	31,946	27,817
EBITDA	190,108	186,007
Share-based compensation(1)	11,550	19,426
Litigation costs(2)	827	6,491
Foreign currency (gains) losses, net(3)	(12,951)	2,167
Transaction-related costs(4)	—	1,342
Product Procurement Adjustment(5)	6,541	15,098
Product recall(6)	4,287	—
Adjusted EBITDA	$200,362	$230,531
Net sales	$1,222,638	$1,066,228
Adjusted EBITDA Margin	16.4%	21.6%

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to a secondary offering transaction.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for the Adjusted EBITDA impact from a voluntary product recall that was recognized during the three months ended March 31, 2025.

We define Adjusted Effective Tax Rate as our effective tax rate adjusted to remove the tax impact of (i) share-based compensation and (ii) other non‑GAAP adjustments.

	Three Months Ended March 31,
	2025	2024
	(in percentages)
Effective tax rate	19.0%	23.6%
Impact of share-based compensation(1)	4.0	(0.1)
Tax impact of other non‑GAAP adjustments(2)	—	(0.5)
Adjusted Effective Tax Rate	23.0%	23.0%

(1)Represents the income-tax effect of share-based compensation, including nondeductible amounts and discrete tax benefits.

(2)Represents the aggregate income-tax effects of the other non-GAAP adjustments on the effective tax rate.

We refer to growth rates in net sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.